Appendix A
to the Operating Expenses Limitation Agreement

(as amended September 11, 2014 to add the Poplar Forest Cornerstone Fund and the
Poplar Forest Outliers Fund)

Funds and Share Classes	Operating Expense Limits
Poplar Forest Partners Fund, Class A	1.25%
Poplar Forest Partners Fund, Institutional Class	1.00%
Poplar Forest Cornerstone Fund, Class A	1.15%
Poplar Forest Cornerstone Fund, Institutional Class	0.90%
Poplar Forest Outliers Fund, Class A	1.35%
Poplar Forest Outliers Fund, Institutional Class	1.10%

ADVISORS SERIES TRUST	POPLAR FOREST CAPITAL, LLC

By: /s/ Douglas G. Hess	By: /s/ J. Dale Harvey

Print Name: Douglas G. Hess	Print Name: J. Dale Harvey

Title: President	Title: Chief Executive Officer